Exhibit 99.8

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the annual report of The Bank of Nova Scotia (the “Bank”) on Form 40-F for the year ended October 31, 2016 (the “Report”) as filed with the U.S. Securities and Exchange Commission,

I, Brian J. Porter, President and Chief Executive Officer of the Bank, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to my knowledge:

(i)	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

November 29, 2016	/s/ Brian J. Porter
Brian J. Porter
President and Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the annual report of The Bank of Nova Scotia (the “Bank”) on Form 40-F for the year ended October 31, 2016 (the “Report”) as filed with the U.S. Securities and Exchange Commission,

I, Sean D. McGuckin, Group Head and Chief Financial Officer of the Bank, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to my knowledge:

(i)	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

November 29, 2016	/s/ Sean D. McGuckin
Sean D. McGuckin
Group Head and Chief Financial Officer